SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:  Honeywell International Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Proxy Impact

ADDRESSES OF PERSONS RELYING ON EXEMPTION:  5011 Esmond Ave., Richmond, CA 94805

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Honeywell International

Vote Yes: Proposal #5: Climate Lobbying Report

Annual Meeting April 25, 2022

CONTACT: Michael Passoff, CEO, Proxy Impact, michael@proxyimpact.com

The Proposal’s Resolved Clause

Shareholders request that the Board of Directors conduct an evaluation and issue a report at reasonable cost, omitting proprietary information) describing if, and how, Honeywell's lobbying activities (direct and through trade associations and other organizations) align with the goal of the Paris Agreement to limit average global warming to well below 2 degrees Celsius (ideally 1.5 degrees Celsius) and how Honeywell plans to mitigate risks presented by any misalignment.

Summary

1.	Climate change poses significant risks to Honeywell, and strong public policies are needed to mitigate those risks.
2.	Honeywell holds leadership positions at trade associations that are regularly reported to engage in negative and influential anti-climate policy lobbying activities.
3.	Investors increasingly expect companies to report how their lobbying activities align with Paris-aligned climate goals, as evident by The Global Standard on Responsible Climate Lobbying which is backed by investors and networks representing $130 trillion in assets.
4.	Honeywell’s recently published Climate and Sustainability Lobbing Report fails to: identify all its direct and indirect lobbying activities; assess the actual climate impact of its trade association lobbying actions; define or evaluate how its lobbying activities are aligned or misaligned with the Paris goals; and how it would effectively mitigate any misalignment. These omissions prevent shareholders from discerning whether its activities align with the Paris Agreement’s goal and how the company is managing risks related to misalignment.
5.	Resolution proponents offered to withdraw the resolution if Honeywell provides (by November 1, 2022):
a.	a clear policy statement that it is committed to aligning its direct and indirect lobbying activities with the Paris goal of limiting temperature rise to 1.5oC;
b.	an evaluation of the alignment or misalignment and impacts of its own lobbying and that of its trade associations with the Paris climate goals;
c.	a clear definition of how the company defines “alignment” and “misalignment” with the Paris climate goals;
d.	a more robust misalignment mitigation strategy
6.	We await a response from management. Given that no withdrawal is agreed upon, we urge shareholders to Vote FOR Proposal #5: Climate Lobbying Report

Background

Climate change poses financial, reputational, and physical risks to Honeywell International, Inc. (Honeywell or the Company). Recognizing these risks, the Company has set emissions reduction targets, which it is in the process of strengthening. However, achieving its goals and avoiding the worst impacts from climate change will require strong public policies. As a result, investors are increasingly requesting reports on how corporate lobbying activities, both direct and indirect, align not only with a company’s own goals but also the net-zero goals of the Paris Climate Agreement. Companies in a variety of sectors have begun to issue such reports. Honeywell’s recent report provides limited disclosure about misalignments involving only three of its trade associations and no analysis of its direct lobbying activities. Nor does it address the climate impacts of its lobbying activities, and it fails to describe how it would effectively mitigate risks presented by any misalignment.

Analysis

1.	Climate change poses significant risks to Honeywell’s business, and strong public policy is critical to addressing those risks.

Climate change poses significant risks to Honeywell’s business, as described in its most recent 10-K:

Our facilities, supply chains, distribution systems, and information technology systems are subject to catastrophic loss due to natural disasters or other disruptions, including .. . . any potential effects of climate change and adverse weather conditions, . . . which can result in undesirable consequences, including financial losses and damaged relationships with customers. . . If environmental laws or regulations are either changed or adopted and impose significant operational restrictions and compliance requirements upon the Company or its products, they could negatively impact the Company’s business, capital expenditures, results of operations, financial condition and competitive position.1

Honeywell has responded to the risks posed by climate change by committing to achieve carbon neutrality by 2035.2 The Company has also “submitted a commitment to develop a science-based target extending to scope 3 emissions with Science Based Targets Initiative.”3 We commend Honeywell for the leadership represented by these actions. But achieving these goals will require strong public policy support for renewable energy, vehicle electrification, sustainable aviation fuel, and other emerging technologies. As well, many of the physical risks from climate change that Honeywell discloses in its 10-K are not under Honeywell’s control. Mitigating these risks depends on reducing overall greenhouse gas (GHG) emissions quickly. Without robust, supportive public policies, neither Honeywell’s own climate goals nor the Paris Agreement’s broader goals whose achievement is necessary to avoid the most catastrophic impacts of climate change can be accomplished.

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1 Honeywell International Inc. Filing on Form 10-K, filed on Feb. 11, 2022, at 35-36.

2 Honeywell International Inc. Filing on Form 10-K, filed on Feb. 11, 2022, at 10.

3 https://honeywell.gcs-web.com/static-files/8fcf82b8-9576-4cd0-a555-a75883618f71, at 4.

2

A 2021 report from Ceres notes that “Companies that establish robust governance systems to address climate change as a systemic risk and align their direct and indirect lobbying efforts to support science-based climate policies will drive the creation of a regulatory environment that best positions them for resilient growth.” As long-term investors in Honeywell, we believe that our company must align its public policy engagement with its long-term climate goals and those of the Paris Agreement and that transparency regarding governance of lobbying activities, trade association memberships, and any efforts made to address misalignments between company policy and lobbying positions is a key element of managing climate risk.

2.	Investors are increasingly requesting disclosure of climate lobbying information, and many companies are complying.

Investors increasingly expect companies to disclose information on their direct and indirect lobbying efforts on climate issues as well as how those activities align with the company’s own climate-related goals and the goals of the Paris Agreement. For example:

•	In 2021, holders of a majority of shares voted supported proposals asking five companies to report on their climate lobbying activities and how they align with the goals of the Paris Agreement.[4]
•	Sixty-five percent of investors responding to the 2021 ISS global policy survey on climate issues support companies reporting on how corporate and trade association lobbying activities are in alignment (or not in contradiction) with limiting global warming in line with Paris Agreement goals.[5]
•	The Climate Action 100+ initiative, including large and small investors with a total of more than $60 trillion in assets under management, has established a Net-Zero Benchmark, asking target companies to disclose how their lobbying activities, both direct and through trade associations, align with the net-zero goals of the Paris Agreement.[6]
•	Leading companies are publishing reports on their climate lobbying activities.[7] These include companies such as Delta Airlines[8] and General Motors.[9]
•	Investors and networks representing more than $130 trillion in assets developed The Global Standard on Responsible Climate Lobbying that urges companies to commit to lobbying activities that are aligned with the Paris climate goals, and to mitigate their direct or indirect lobbying that runs counter to these goals. [10]

3.	Honeywell does not adequately disclose information on its direct and indirect climate lobbying activities, nor how these activities align with the Paris climate goals or how risks from misalignment will be mitigated.

Two of the three arguments Honeywell makes in its statement in opposition to the Proposal relate to political contributions—payments aimed at supporting or opposing candidates for election to public office. These are not relevant to the Proposal. On lobbying, the “Climate-Related Lobbying Report” (the ‘Report’) Honeywell touts falls short in several important ways.11

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4 https://corpgov.law.harvard.edu/2021/08/11/2021-proxy-season-review-shareholder-proposals-on-environmental-matters/

5 https://www.issgovernance.com/file/publications/2021-climate-survey-summary-of-results.pdf

6 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

7 https://lobbymap.org/filter/List-of-Companies-and-Influencers#9

8 https://www.delta.com/content/dam/delta-www/pdfs/delta-climate-lobbying.pdf

9 https://investor.gm.com/static-files/f1d52599-8aa1-4c33-a4c4-ca0b73fc7adc

10 https://www.reuters.com/business/sustainable-business/investors-launch-global-standard-corporate-climate-lobbying-2022-03-14/

11 The report, which can be found at https://honeywell.gcs-web.com/static-files/8fcf82b8-9576-4cd0-a555-a75883618f71, is entitled “Honeywell Climate and Sustainability Lobbying Report”; why this title differs from the one used in the statement in opposition is unclear.

3

First, the Report does not assess alignment of trade association lobbying activities with the goals of the Paris Agreement, as the Proposal requests. Instead, it evaluates alignment of trade association positions with “Honeywell’s sustainability objectives.”12 Comparing trade association positions with Honeywell’s own goals and positions does not satisfy the Proposal’s aim, which is for Honeywell to analyze the extent to which organizations to which the Company belongs work to undermine the kinds of public policy actions necessary to limit warming to 1.5 degrees Celsius, regardless of whether those actions relate to Honeywell’s own goals. Those goals could be expected to differ given that the Paris Agreement’s goal is global and systemic, while Honeywell’s sustainability objectives apply to its own operations and products.

Second, while the Proposal asks about alignment of “lobbying activities,” the Report focuses on trade associations’ “public positions.” Focusing on vaguely-worded positions allows the Report to obscure specific actions trade associations have taken to undermine Paris-aligned climate policy, most of which are not discussed.

For example, Honeywell sits on the board of the American Fuel and Petrochemical Manufacturers (AFPM) and the Report’s summary states: “Honeywell and AFPM are in general alignment on acknowledging the reality of climate change and the important role for companies to reduce emissions through innovation and increased efficiency. AFPM favors balancing environmental interests with the need to provide fuel and petrochemicals, and has been more limited in its advocacy for policies that would combat climate change.” The “need to provide fuel and petrochemicals,” however, is at odds with “environmental interests” and the goals of the Paris Agreement in particular. The Report does not come out and say, then, that AFPM opposes Paris-aligned climate policy but rather uses euphemistic language to downplay that fact.

The Report offers two examples of AFPM actions that are at odds with Honeywell’s positions—its support for lowering the mandates in the EPA’s renewable fuel standard (RFS) program and for exempting small refineries from the RFS’s requirements.13 AFPM’s other lobbying activities that are misaligned with the Paris Agreement’s goals are notably absent from the Report. InfluenceMap has ranked AFPM the second most negative and influential industry association on climate policy, assigning it an F grade. According to InfluenceMap, AFPM lobbied against the Build Back Better bill’s climate provisions, which prevented the U.S. from adopting policies enabling it to meet its commitment of 55% GHG emissions reductions by 2030. In response to Russia’s invasion of Ukraine, AFPM called on the Biden Administration to “increase[e] production of oil from stable countries, including our own” and to “improv[e] infrastructure and transit options to make it more affordable to move crude oil and petroleum products.”14

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12 https://honeywell.gcs-web.com/static-files/8fcf82b8-9576-4cd0-a555-a75883618f71, at 8.

13 https://honeywell.gcs-web.com/static-files/8fcf82b8-9576-4cd0-a555-a75883618f71, at 8.

14 https://www.afpm.org/newsroom/news/spr-releases-cannot-be-center-administrations-strategy

4

Similarly, Honeywell holds a board seat on the U.S. Chamber of Commerce (the “Chamber”), and the Report depicts the Chamber’s climate positions more benignly than is warranted by its lobbying activities. The Chamber’s support for “the role of corporate commitments to reducing emissions” and “market-based policy approaches to emissions reductions”15 translates into opposition to climate policy aligned with the Paris Agreement. InfluenceMap assigns the Chamber an F rating, ranking it just behind AFPM as the third most negative and influential association. A recent InfluenceMap report concluded that “shifts in the US Chamber’s high-level messaging since 2017,” which the Report cites as evidence of alignment, “have been little more than PR tactics to create the impression of reform, placating climate conscious companies and their investors, while the organization’s detailed lobbying has remained focus on blocking climate policy and promoting fossil fuels.”16

The Chamber led opposition to the climate provisions in the Build Back Better bill and the Clean Power Plan, and in January 2022 submitted comments critical of proposed methane emissions regulation.17 None of those efforts is mentioned in the Report. The Chamber recently urged the Biden Administration to reassure the energy industry that “increased investment now will not be met with efforts to decrease or end production in the years ahead,”18 a reference to the kind of climate policy aimed at cutting GHG emissions that is vital to achieve the Paris Agreement’s goals.

Finally, the Report fails to analyze the alignment between Honeywell’s direct lobbying activities and the goals of the Paris Agreement, nor does it adequately answer how it will mitigate any misalignment, as the Proposal requests.

The first section of the Report is entitled “Honeywell’s Position on Key Elements of Climate and Energy Policy,” but it focuses largely on Honeywell’s own climate- and sustainability-related efforts such as “innovation of new products providing positive environmental outcomes.”19 The Report’s only statement regarding Honeywell’s own activities is that “Honeywell directly engages with policy makers to promote global policies for greater energy efficiency, clean energy generation, and energy savings performance contracts, as well as the global transition from high-Global Warming Potential HFCs to low-Global Warming Potential alternatives.”20 Because none of those engagements are described with any specificity, shareholders are unable to assess for themselves, in the absence of the requested analysis by Honeywell, the extent of alignment with the Paris Agreement.

Conclusion

As long-term investors in Honeywell, we believe that a report implementing the Proposal’s requests would be in the best interest of the Company and its shareholders and would help ensure that Honeywell’s direct and indirect lobbying supports the kind of policy needed to accomplish the goals of the Paris Agreement as well as Honeywell’s own objectives. Issuing the requested report would allow Honeywell to not only meet the expectations of investors, but also to join the leaders among its peers in the business community. We urge you to vote FOR proposal 5: Climate Lobbying Report on Honeywell’s proxy card.

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15 https://honeywell.gcs-web.com/static-files/8fcf82b8-9576-4cd0-a555-a75883618f71, at 9.

16 https://influencemap.org/report/The-US-Chamber-of-Commerce-and-its-Corporate-Members-on-Climate-17631

17 https://influencemap.org/report/The-US-Chamber-of-Commerce-and-its-Corporate-Members-on-Climate-17631

18 https://www.uschamber.com/economy/u-s-chamber-urges-focus-on-easing-regulations-reducing-tariffs-and-increasing-domestic-energy-production-to-combat-historic-inflation

19 https://honeywell.gcs-web.com/static-files/8fcf82b8-9576-4cd0-a555-a75883618f71, at 4.

20 https://honeywell.gcs-web.com/static-files/8fcf82b8-9576-4cd0-a555-a75883618f71, at 4.

5

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